

October 4, 2012

Via E-mail
David Gladstone
Chairman and Chief Executive Officer
Gladstone Land Corporation
1521 Westbranch Drive, Second Floor
McLean, Virginia 22102

> **Re:** **Gladstone Land Corporation**
> **Registration Statement on Form S-11**
> **Filed September 21, 2012**
> **File No. 333-183965**

Dear Mr. Gladstone:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   Refer to the current portfolio table on page 1. We note that you also include a current portfolio table on page 94 of the prospectus, which contains more detailed information regarding your properties. Please revise the summary table so that it also discloses lease expiration and has similarly detailed footnote disclosure as the table on page 94.

2.   We note your disclosure in footnote (1) on page 1 of the prospectus. Please calculate 2012 annualized rent based on the prior 12 months or advise.

Land Acquisitions, page 4

3.   We note your response to comment 9 in our letter dated August 31, 2012 and the revisions made on page 4. Please revise to explain more specifically how your operations differ from those entities that comprise the NCREIF Farmland Index, including, as

applicable, your use of leverage, your reliance on your adviser and manager and your payment of management fees, incentive fees and reimbursement of expenses. Clarify whether you own properties included in the NCREIF Farmland Index or whether your current tenants own properties included in the index. In addition, please revise your disclosure to clarify that there is no guarantee that your returns will track that of NCREIF Farmland Index and provide a cross-reference to your Summary Consolidated Financial Data section.

Compensation of Our Adviser and Our Administrator, page 11

4.   We note your response to comment 2 of our letter dated August 31, 2012. Please revise your disclosure on page 55, or elsewhere as appropriate, to briefly explain and quantify how the management advisory fee, the administration fee and expenses disclosed on page 55 are different than the proposed compensation under the new agreements.

Selected Financial Data, page 44

5.   We note your disclosure related to unaudited pro forma consolidated financial information. Please clarify for us whether the company intends to include pro forma financial information in the selected financial data or management's discussion and analysis.

Leased Property, page 80

6.   We note your response to comment 5 in our letter dated August 31, 2012. Please revise to explain what you mean by "traditional" REITs or remove the reference in the second paragraph of this section.

Our Current Properties, page 86

7.   We note your response to comments 6 and 7 in our letter dated August 31, 2012 and your updated disclosure. Please revise your disclosure on page 86 to include the aggregate cost basis of properties alongside the aggregate appraised value. In addition please tell us and enhance your disclosure to explain why the calculated yield does not include interest expense incurred on the mortgages placed on your properties. Finally, revise your discussion to include a disclosure of the total interest expense that has been excluded from the yield calculation.

Financial Statements

Notes to Consolidated Financial Statements, page F-7

Note 5. Real Estate and Intangible Assets, page F-15

8.   We have considered your response to comment 10 in our letter dated August 31, 2012. We are unclear how you determined it would be appropriate to recognize a bargain

purchase gain on the purchase of farm land. Please explain to us how you determined that the property acquired met the definition of a business in accordance with ASC Topic 805-10-55-4 through ASC Topic 805-10-55-9. In addition, please clarify for us whether the property was acquired subject to a pre-existing lease or if the company entered into a new lease with the seller at the time of acquisition.

Note 9. Subsequent Events (Unaudited), page F-19

9.   Please provide to us and disclose in your amended prospectus the preliminary purchase price allocations related to your acquisitions of the Colding Loop and Trapnell Road Farms properties. Additionally, please explain to us in greater detail the terms of the pro-rata rent credit received at the closing of the Colding Loop Farm acquisition and clarify for us how you intend to account for the credit.

Historical Summary of Revenue – Colding Loop Road Wimauma, LLC

Notes to Historical Summary, page F-38

1. Business, page F-38

10.   We note the disclosure that the property at Colding Loop was acquired in June 2012. However, your disclosure in footnote 9 to the financial statements of Gladstone Land Corporation states that the property was acquired on August 9, 2012. Please explain the difference to us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Daren DeStefano